Mr. Karl Hiller
Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 4628
100 F. Street NE
Washington, DC 20549
U.S.A.

December 29, 2009

Dear Mr. Hiller:

Re: Pure Nickel Inc., Form 20-F for the fiscal year ended November 30, 2008
Filed May 19, 2009	File No. 0-25489

On December 23, 2009, Pure Nickel Inc. filed as Correspondence on Edgar a later revised draft of Form 20-F/A in subsequent to some informal oral comments we received from Commission staff. This letter provides a summary of the changes that were reflected in that filing.

1.	Form 20-F/A, pages 11-12 – corrected certain figures in Item 3 tables (to conform to information presented elsewhere).

2.	Form 20-F/A, page 24 – corrected certain figures in geographic distribution table (to conform to information presented elsewhere).

3.	Form 20-F/A, page 64 – Removed some gratuitous wording that had been added to Item 15T(a) and (c).

4.

Consolidated Financial Statements, year ended November 30, 2008 and 2007, Note 8(b), page 16 – corrected number of shares outstanding at November 30, 2006, and certain other numbers pertaining to number of shares to correctly reflect the RTO transaction.

5.

Consolidated Financial Statements, year ended November 30, 2007 and 2006, Note 8(b), page 16 – corrected number of shares outstanding at November 30, 2006, and certain other numbers pertaining to number of shares to correctly reflect the RTO transaction.

6.	Updated consent letter from the auditors, and the audit reports for the consolidated financial statements referred to above.

In addition, a few references to Form 20-F in the Form 20-F/A, as well as in the CEO and CFO certifications, and in the Certification under Section 906 have been corrected to refer to Form 20-F/A.

We very much appreciate the assistance of your staff in helping us deal with these issues, and expect to file Form 20-F/A shortly.

Yours sincerely,

/s/ Jeffrey D. Sherman
Jeffrey D. Sherman
Chief Financial Officer